

Mail Stop 4631

May 6, 2010

Via U.S. mail and facsimile

Mr. Bruce A. Carbonari
Chairman of the Board and Chief Executive Officer
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, IL   60015

> RE: **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 8-K filed January 29, 2010**
> **Definitive Proxy Statement on Schedule 14A filed March 8, 2010**
> **File No. 001-09076**

Dear Mr. Carbonari:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>Item 1. Business, page 3</u>

<u>(c) Narrative description of business, page 6</u>

1. In future filings, please disclose the amount or percentage of your total revenue contributed by any class of similar products or services that accounted for 10% or

more of your consolidated revenue in any of the last three fiscal years. See Item 101(c)(1)(i) of Regulation S-K.

2. We note your discussion under the risk factor heading on page 13 entitled "Demand for our products and our financial results are dependent on the successful development of new products and processes," and other disclosures that refer to the importance of product innovation in your segments. In future filings, please provide the disclosure required by Item 101(c)(1)(xi) of Regulation S-K with respect to your research and development activities.

3. We note your discussion under the risk factor heading on page 13 entitled "The inability to secure and maintain rights to intellectual property could adversely affect our business." In future filings, please disclose the duration of your intellectual property rights and clarify whether the expiration of any single intellectual property right or group of intellectual property rights may have a material impact on your business. See Item 101(c)(1)(iv) of Regulation S-K.

Golf, page 10

4. In future filings, please discuss the availability of your raw material for the Golf segment. See Item 101(c)(1)(iii) of Regulation S-K.

Exhibits and Financial Statement Schedules, page 109

(a) Financial Statements, Financial Statement Schedules and Exhibits, page 109

(3) Exhibits, page 110

5. In future filings, please file or incorporate by reference each plan required to be filed by Item 601(b)(2) of Regulation S-K. Please refer to Item 601(a)(4) of Regulation S-K. In this regard, we note your discussion on page 4 and elsewhere regarding the acquisitions and divestures occurring during the last fiscal year.

6. We note that you have omitted Schedule 2.01 from your Three-Year Revolving Credit Agreement incorporated by reference as Exhibit 10.68. Please file with your next periodic report or with a current report on Form 8-K the complete Three-Year Revolving Credit Agreement, including all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K.

Signatures, page 119

7. In future filings, please revise the signatures section to conform to the requirements of Form 10-K. In this regard, please indicate who signed the report in the capacity of controller or principal accounting officer and specify the capacity under which each person signed the report. We note, for example, no position was listed under Mr. Mackay's signature. Please refer to General Instruction D on Form 10-K as well as the "Signatures" section of Form 10-K.

FORM 8-K FILED JANUARY 29, 2010

Exhibit 99.1

8. Your income statement reconciliations from GAAP to Before Charges/Gains for the three months ended December 31, 2009 and 2008 and the years ended December 31, 2009 and 2008 constitute full non-GAAP income statements. Please show us how you will revise your future Form 8-K filings to provide relevant information to investors without providing full non-GAAP income statements. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at
http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 8, 2010

Risk Management, page 13

9. In future filings, please disclose the effect on the board's leadership structure of the board's role in performing its risk oversight function. See Item 407(h) of Regulation S-K.

Compensation Discussion and Analysis, page 22

Elements of Fortune Brands' Compensation Program, page 22

10. We note that you target your named executive officer's total direct compensation to fall within the 50th to 75th percentile range of compensation paid by your survey group. In future filings, please disclose where actual total direct compensation paid to each named executive officer ultimately fell relative to the 50th to 75th percentile range and, to the extent amounts fell significantly above or below the targeted range, please discuss the reasons for the variance.

11. We note that in addition to company performance, competitive market data, and other items, the compensation committee considers individual performance when setting compensation levels. In future filings, please describe the elements of individual performance taken into account by the compensation committee when determining compensation levels. See Item 402(b)(2)(vii) of Regulation S-K.

Summary Compensation Table, page 33

12. Please tell us where in your summary compensation table you disclosed Mr. Carbonari's $2 million award granted in July 2009, which you discuss on pages 23 and 24.

Potential Payments Upon Termination or Change in Control, page 44

13. In future filings, please quantity the total potential payments to be made to each named executive officer under each termination or change in control scenario.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief